FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Rubicon Minerals Corporation (“Rubicon”)
1540 - 800 West Pender Street
Vancouver, B.C.  V6C 2V6

Item 2.	Date of Material Change

November 18, 2008

Item 3.	News Release

The news release was disseminated via Marketwire on November 18, 2008.

Item 4.	Summary of Material Change

Rubicon announced flow-through and common share financing.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

Rubicon is pleased to announce that it has closed its previously announced concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930.  Pursuant to the brokered offering, the Company issued 4,500,000 flow-through common shares (the “FT Shares”) at a price of $1.35 per FT Share and 3,296,300 common shares (the “Offered Shares”) at a price of $1.10 per Offered Share, for gross proceeds of $9,700,930 (the “Brokered Offering”).  GMP Securities L.P. acted as lead agent in connection with the Brokered Offering, along with a syndicate of agents that included Research Capital Corporation and TD Securities Inc.  The Company also issued 370,370 flow-through shares at a price of $1.35 per flow-through share to certain insiders and employees of the Company as well as other qualified investors, for gross proceeds of $500,000.

Please see attached News Release and Agency Agreement.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Schedule A to Agency Agreement

Item 8.	Executive Officer

David W. Adamson, President & CEO (Tel: (604) 623-3333)

Item 9.	Date of Report

November 28, 2008

[	News Release
TSX:RMX | AMEX:RBY November 18, 2008

Rubicon Minerals closes $10.2 million financing

Rubicon Minerals Corporation (TSX.RMX:AMEX.RBY) (the "Company") is pleased to announce that it has closed its previously announced concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930.  Pursuant to the brokered offering, the Company issued 4,500,000 flow-through common shares (the “FT Shares”) at a price of $1.35 per FT Share and 3,296,300 common shares (the “Offered Shares”) at a price of $1.10 per Offered Share, for gross proceeds of $9,700,930 (the “Brokered Offering”).  GMP Securities L.P. acted as lead agent in connection with the Brokered Offering, along with a syndicate of agents that included Research Capital Corporation and TD Securities Inc.  The Company also issued 370,370 flow-through shares at a price of $1.35 per flow-through share to certain insiders and employees of the Company as well as other qualified investors, for gross proceeds of $500,000.

Proceeds from the issue and sale of the flow-through shares will be used to incur eligible Canadian Exploration Expenses on the Company’s Phoenix Gold project. Proceeds from the issue and sale of the Offered Shares will be used for general and administrative and working capital purposes.

All securities issued under the Brokered Offering are subject to a four-month hold period, expiring March 19, 2009.

The private placements are subject to final acceptance by the TSX.

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to U.S. Persons. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and were offered and sold outside the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act.  No securities were sold within the United States or to U.S. Persons.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward looking statements in this document include statements in regard to the future expenditure of funds received from the financing and future regulatory approvals.
Page 2 of 2 November 18, 2008
PR08-11

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration results, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions.  Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AGENCY AGREEMENT

November 18, 2008

Rubicon Minerals Corporation
800 West Pender Street
Suite 1540
Vancouver, BC  V6C 2V6

Attention:   David Adamson, President and Chief Executive Officer

Dear Sirs:

The undersigned, GMP Securities L.P., Research Capital Corporation and TD Securities Inc. (collectively the “Agents”), understand that Rubicon Minerals Corporation (the “Company”) proposes to issue and sell up to 4,500,000 Flow-Through Shares (as hereinafter defined) at a price of $1.35 per Flow-Through Share and up to 5,500,000 Offered Shares (as hereinafter defined) at a price of $1.10 per Offered Share for aggregate gross proceeds of up to $12,125,000.  The offering of the Flow-Through Shares and Offered Shares is collectively referred to herein as the “Offering” and the Flow-Through Shares and Offered Shares are collectively referred to herein as the “Offered Securities”.

The Agents shall have an option (the “Option”), which Option may be exercised in the Agents’sole discretion and without obligation, tooffer for sale up to an additional 1,800,000 Offered Shares at a price of $1.10 per Offered Share for additional aggregate proceeds of up to $1,980,000. The Option shall be exercisable by the Agents by sending written notice to the Company at any time until the Closing Time (as hereinafter defined), after which time the Option shall be void and of no further force and effect.  If exercised, the Offered Shares issued upon exercise of the Option shall be deemed to form part of the Offering for the purposes hereof.  Unless the context otherwise requires, all references to the “Offered Shares” and“Offered Securities” shall include any securities issued in connection with the exercise of the Option.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof, the Company hereby appoints the Agents, as the Company’s exclusive agents, to offer for sale by way of private placement on a “best efforts”basis, without underwriter liability, the Offered Securities to be issued and sold pursuant to the Offering and the Agents agree to arrange for purchasers of the Offered Securities in the Selling Jurisdictions (as hereinafter defined).

In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall pay to the Agents at the Closing Time (as hereinafter defined) the Commission (as hereinafter defined).  The obligation of the Company to pay the Commission shall arise at the Closing Time and the Commission shall be fully earned by the Agents upon the completion of the Offering.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Affiliates”means the affiliates of the Agents;

“Agreement”means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Agents hereby;

“AMEX”means the American Stock Exchange;

“BC NumberCo”means 691403 B.C. Ltd.;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario are not open for business;

“Canadian Exploration Expense”or “CEE”means a “Canadian exploration expense”as defined in subsection 66.1(6) of the Tax Act;

“Closing”means the completion of the purchase and sale of the Offered Securities as contemplated by this Agreement and the Subscription Agreements;

“Closing Date”means the day on which the Closing shall occur, being November [18],2008 or such otherdate as the Agents and the Company may determine;

“Closing Time”means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Agents may determine;

“Commitment Amount”means the aggregate subscription amounts paid by the Purchasers on the Closing Date for the subscription of the Flow-Through Shares;

“Common Shares” means the common shares in the capital of the Company;

“Commission”has the meaning ascribed to such term in section 12 hereof;

“CRA”means Canada Revenue Agency;

“Debt Instrument”means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“Directed Selling Efforts” means “directed selling efforts” as defined in Regulation S;

“Environmental Laws”has the meaning ascribed to such term in section 4.1.3(a);

“Environmental Permits”has the meaning ascribed to such term in section 4.1.3(b);

“Expenditure Period” means the period commencing on the Closing Date and ending on the earlier of;

(i)	the date on which the Commitment Amount has been duly expended in accordance with the terms hereof and the applicable Subscription Agreements; and

(ii)	December 31, 2009;

“Financial Statements”has the meaning ascribed to such term in section 4.1.1(q);

“Flow-Through Mining Expenditure”means an expense which is a “flow-through mining expenditure”as defined in subsection 127(9) of the Tax Act;

“Flow-Through Shares”means the Common Shares being issued by the Company pursuant to the Offering which are “flow-through shares”as defined in subsection 66(15) of the Tax Act in  accordance with the terms and conditions of this Agreement and the applicable Subscription Agreements;

“GMP”means GMP Securities L.P.;

“including”means including without limitation;

“Insider”shall have the meaning ascribed to such term in subsection 1(1) of the Securities Act(Ontario);

“Leased Premises”means the premises which are material to the Company and which the Company occupies as a tenant;

“Material Agreement”means any material note, indenture, mortgage or other form of indebtedness and any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Company is a party and which is material to the Company;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the SecuritiesAct (Ontario) in effect on the date hereof;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“Non-Brokered Offering” means the non-brokered private placement of up to 370,370 Flow-Through Shares for gross proceeds of up to $500,000 to certain Insiders and employees of the Company and to certain other qualified persons;

“Option Agreements”means the option agreements dated January 3, 2002 and June 10, 2002, respectively, between the Company and Dominion Goldfields Corporation in respect of the Phoenix Gold Property;

“Offered Shares” means the 5,500,000 Common Shares offered pursuant to this Agreement and, unless the context otherwise requires, the 1,800,000 Common Shares issuable pursuant to the exercise of the Option;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Phoenix Gold Property”means the Company’s Phoenix Gold property (formerly, the McFinley Gold property) located in the Red Lake District in Northwestern Ontario;

“Prescribed Forms”means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and under the applicable provision of the QuébecTax Act filed or to be filed by the Company within the prescribed times renouncing to the Purchasers the Resource Expenses incurred pursuant to the applicable Subscription Agreements and all parts or copies of such forms required by the CRA and under the QuébecTax Act, to be delivered to the Purchasers;

“Principal Business Corporation”means a principal business corporation as defined in subsection 66(15) of the Tax Act;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on SEDAR at www.sedar.com;

“Purchasers” means the persons who, as purchasers or beneficial purchasers, acquire the Flow-Through Shares or Offered Shares  by duly completing, executing and delivering the applicable Subscription Agreements and any other required documentation;

“Québec Tax Act”means the Taxation Act(Québec) and all rules and regulations made pursuant thereto, all as may be amended, re-enacted or replaced from time to time and any proposed amendments theretoannounced publicly from time to time;

“Regulation D”means Regulation D promulgated under the U.S. Securities Act;

“Regulation S”means Regulation S promulgated under the U.S. Securities Act;

“SEC”means the United States Securities and Exchange Commission;

“Resource Expense”means an expense which is a CEE that will qualify as a Flow-Through Mining Expenditure and which is incurred on or after the Closing Date and on or before December 31, 2009 which may be renounced by the Company pursuant to subsections 66(12.6) and 66(12.66) of the Tax Act with an effective date not later than December 31, 2008 and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes;

“Securities Laws” means all applicable securities laws in each of the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the TSX and AMEX;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” means each of the provinces of Canada and such other jurisdictions outside of Canada as mutually agreed to by the Company and the Agents;

“Subscription Agreements” means, collectively, the subscription and renunciation agreements for the Flow-Through Shares and the subscription agreements for the Offered Shares, both in the forms agreed upon by the Agents and the Company pursuant to which Purchasers agree to subscribe for and purchase the Flow-Through Shares or Offered Shares pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto; and “Subscription Agreement” means any one of them, as the context requires;

“Subscription Price” means $1.35 per Flow-Through Share and $1.10 per Offered Share, as applicable;

“Subsidiaries” means Rubicon Minerals Nevada Inc., Rubicon Nevada Corp., 691403 B.C. Ltd., 1304850 Ontario Inc., Rubicon Alaska Corp., Rubicon Alaska Holdings Inc. and 707918 Canada Ltd.;

“subsidiary” and“subsidiaries” shall have the meaning ascribed thereto in the Business Corporations Act (British Columbia);

“Taxes” shall have the meaning ascribed in section 4.1.1(bb);

“Tax Act”means the Income Tax Act(Canada) and all rules and regulations made pursuant thereto, allas may be amended, re-enacted or replaced from time to time and any proposed amendments thereto announced publicly from time to time; any reference to a word or term defined in the Tax Act shall include, for purposes of Québec income taxation, a referenceto the equivalent word or term, where applicable in the Québec Tax Act.  Any reference to the Tax Act or a provision thereof shall include, for purposes of Québec income taxation, a reference to the Québec Tax Act or the equivalent provision thereof whereapplicable.  Any reference to a filing or similar requirement imposed under the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Québec Tax Act; provided that, if no filing or similar requirement is provided under the Québec Tax Act, a copy of any material filed under the Tax Act shall be filed with the Ministère de Revenu du Québec;

“Termination Date” means December 31, 2009;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in the City of Vancouver, British Columbia;

“TSX” means the Toronto Stock Exchange;

“U.S. Accredited Investor”means an accredited investor satisfying one or more of the categories set forth in Rule 501(a) of Regulation D;

“U.S. Person”means a U.S. Person as that term is defined in Regulation S promulgated under the U.S. Securities Act; and

“U.S. Securities Act”means the United States Securities Act of 1933, as amended.

TERMS AND CONDITIONS

1.            (a)            Sale on Exempt Basis.  The Agents shall offer for sale and sell the Offered Securities pursuant to the Offering in the Selling Jurisdictions on a private placement basis in compliance with all applicable Securities Laws such that the offer and sale of the Offered Securities does not obligate the Company to register as a dealer or file a prospectus, a registration statement or other offering document or deliver an offering memorandum or other offering document under applicable Securities Laws.

(b)            Filings.  The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada, and the Agents undertake to use their commercially reasonable best efforts to cause Purchasers to complete any forms required by Securities Laws.  All fees payable in connection with such filings shall be at the expense of the Company.

(c)            No Offering Memorandum.  Neither the Company nor the Agents shall (i) provide to prospective purchasers of the Offered Securities any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitationor advertising.

(d)            U.S. Securities Law Compliance.  The Agents acknowledge that the Offered Securities have not been, and will not be registered under the U.S. Securities Act or applicable state securities laws and the Offered Securities may not be offered or sold except outside the United States in an offshore transaction in accordance with Rule 903 of Regulation S to purchasers that are not U.S. Persons or in the United States and are not purchasing for the account or benefit of any U.S. Person or person in the United States.  Accordingly, each Agent represents, warrants and covenants to the Company that, with respect to each offer or sale of the Offered Securities, the following is true as of the date of this Agreement and as of the Closing Date, which representations, warranties, and covenants shall survive the completion of the transactions contemplated under this Agreement:

(i)
except with respect to offers to U.S. Accredited Investors, it has offered and sold, and will make any offer to sell or any solicitation of any offer to buy, Offered Securities outside the United States only in accordance with Rule 903 of Regulation S and accordingly, neither the Agent, its affiliates, nor any persons acting on their behalf, have or will make:

(A)
any offer to sell, or any solicitation of an offer to buy, any Offered Securities to any U.S. Person or person in the United States or to a person purchasing for the account or benefit of a U.S. Person or person in the United States, except with respect to offers to U.S. Accredited Investors;

(B)
any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a person purchasing for the account or benefit of a U.S. Person or person in the United States, or the Agent, or its affiliates or person acting on behalf of the Agent, reasonably believed that such Purchaser was outside the United States and not a person purchasing for the account or benefit of a U.S. Person or person in the United States; or

(C)	any Directed Selling Efforts in the United States with respect to the Offered Securities.

The Agents agree to comply with the selling restrictions imposed by the laws of the United States with respect to the sale of the Offered Securities.

2.            (a)            Covenants.  The Company hereby covenants to the Agents and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, that the Company (including its successors and assigns if applicable) will:

(i)
use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in  each of the Provinces of Ontario, Alberta, British Columbia and Québec until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSX;

(ii)	allow the Agents and its representatives the opportunity to conduct all due diligence which the Agents may reasonably require to be conducted prior to the Closing Date;

(iii)
duly execute and deliver this Agreement and the Subscription Agreements at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(iv)	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 6 hereof;

(v)
ensure that the Flow-Through Shares and Offered Shares, upon issuance shall be duly issued as fully paid and non-assessable securities of the Company, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(vi)
use its best efforts to ensure that the Flow-Through Shares and Offered Shares are conditionally approved for listing and trading on the TSX and AMEX on or prior to the Closing Date and remain listed for trading on the TSX and AMEX for a period of two years following the Closing Date;

(vii)
execute and file with the Securities Regulators and the TSX and AMEX, as applicable, all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws in the time required by the applicable Securities Laws, including, for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Agents pursuant to the closing conditions set forth in section 6 hereof, as are required to be filed by the Company;

(viii)
not issue or sell any of its Common Shares or any securities convertible or exchangeable into Common Shares, other than in connection with the Non-Brokered Offering and for purposes of director or employee stock options or to satisfy existing obligations of the Company already issued or existing as of the date hereof, for a period of 120 days from the Closing Date, without the prior consent of GMP, such consent not to be unreasonably withheld;

(ix)
for a period of two years after the Closing Date the Company shall not, unless approved by a special resolution of the shareholders of the Company, take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the TSX or the AMEX or on or from any securities exchange, market or trading or quotation facility on which its Common Shares are then listed or quoted and the Company shall use its best efforts to comply with the rules and regulations thereof, subject to the exception set out in subclause 2(a)(i) above;

(x)
incur during the Expenditure Period, Resource Expenses in such amount as enables the Company to renounce to the applicable Purchasers inaccordance with subsection 66(12.6) and subsection 66(12.66) as applicable, of the Tax Act, this Agreement, and the applicable Subscription Agreements, Resource Expenses in an amount equal to the Commitment Amount;

(xi)
keep proper books, records and accounts of all Resource Expenses and all transactions affecting the Commitment Amount and the Resource Expenses, and upon reasonable notice, to make such books, records and accounts available for inspection and audit by or on behalf of applicable Purchasers, the CRA, or any governmental authority;

(xii)
not later than February 1, 2009, renounce to the applicable Purchasers (in accordance with the Tax Act, this Agreement and the applicable Subscription Agreements) effective on or before December 31, 2008, Resource Expenses incurred or to be incurred during the Expenditure Period in an amount equal to the Commitment Amount;

(xiii)
file with the CRA and, if applicable, with the appropriate authorities in the Province of Québecand any other province or territory, within the time prescribed by subsection 66(12.68) of the Tax Act and any other applicable provincial or territorial legislation, the forms prescribed for purposes of such legislation together with a copy of the Subscription Agreements and any “selling instrument”contemplated by such legislation or by the Subscription Agreements;

(xiv)
if the Company receives, or becomes entitled to receive, any government assistance which is described in the definition of “excluded obligation”in subsection 6202.1(5) of the regulations made under the Tax Act and the receipt of or entitlement to receive such government assistance has or will have the effect of reducing the amount of CEE validly renounced to the applicable Purchasers under the applicable Subscription Agreements to less than the Commitment Amount, the Company shall incur additional CEE so that it will be able to renounce Resource Expenses in an amount not less than the Commitment Amount to the applicable Purchasers with an effective date no later than December 31, 2008 in accordance with the terms of this Agreement and the applicable Subscription Agreements;

(xv)	use the proceeds of the Offering of the Flow-Through Shares to directly or indirectly incur CEE on the Company’s Phoenix Gold Property;

(xvi)
file with the CRA and, if applicable, with the appropriate authorities in the Province of Québecand any other province or territory, within the time prescribed by the Tax Act and any other applicable provincial or territorial legislation, all prescribed forms and information necessary to effectively renounce Resource Expenses equal to the Commitment Amount to each of the applicable Purchasers effective on or before December 31, 2008 and provide each Purchaser on or before February 1, 2009 with such tax slips as may be required under the Tax Act in respect of such renunciation.  Without limiting the generality of the foregoing, and for greater clarity, the Company shall file with the CRA, the Prescribed Forms on or before the last day of the first month after each month in which any renunciation is made pursuant to the terms of the applicable Subscription Agreements;

(xvii)
deliver to each of the applicable Purchasers, at the address set forth in their respective Subscription Agreements or such other address as they advise the Company, not later than February 1, 2009, a T101 statement of resource expenses which sets forth the aggregate amounts of Resource Expenses renounced to each such Purchaser and all such information and documents that the Purchasers may reasonably require for income tax purposes;

(xviii)
maintain its status as a Principal Business Corporation until such time as all of the Resource Expenses required to be renounced under the applicable Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act;

(xix)
incur and renounce Resource Expenses pursuant to the Subscription Agreements, pro rataby the number of Flow-Through Shares issued or to be issued pursuant thereto before incurring and renouncing Resource Expenses pursuant to any other agreement which the Company shall, after the Closing Date, enter into with any person with respect to the issue of Common Shares which are “flow-through shares”as defined in the Tax Act (including without limitation securities which are exchangeable or exercisable for, or convertible into, CommonShares which are flow-through shares);

(xx)	not enter into any other agreement which would prevent or restrict its ability to renounce Resource Expenses to the Purchaser equal to the Commitment Amount;

(xxi)
if required under the Tax Act or otherwise to reduce Resource Expenses previously renounced to the Purchasers, make the reduction pro rataby the number of Flow-Through Shares issued pursuant to the Subscription Agreements, but the Company shall not reduce Resource Expenses renounced to the Purchasers under the Subscription Agreements until it has first reduced to the extent possible all CEE renounced to persons who entered into agreements with the Company after the Closing Date;and

(xxii)
if the Company does not incur and renounce to the Purchasers, effective on orbefore December 31, 2008, Resource Expenses equal to the Commitment Amount, or such renunciation of Resource Expenses are denied or refused by the CRA, the Company shall indemnify and hold harmless the Purchasers and each of the partners of any of the Purchasers if such Purchaser is a partnership or a limited partnership (for purposes of this paragraph, each an “Indemnified Person”), as to, and pay to the Indemnified Persons on or before the twentieth Business Day following the Termination Date, an amount equal to the amount of any tax payable (within the meaning of paragraph 6202.1(5)(b) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Persons as a consequence of such failure.  In the event that the renounced Resource Expenses are reduced for any reason, the Company shall indemnify and hold harmless the Indemnified Persons as to, and pay to the Indemnified Persons, an amount equal to the amount of any tax payable (within the meaningof paragraph 6202.1(5)(b) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Persons as a consequence of such reduction.   To the extent that any person entitled to be indemnified hereunder is not a party to the Subscription Agreements, the applicable Purchaser shall obtain and hold the rights and benefits of the applicable Subscription Agreements in trust for, and on behalf of, such person and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a party to the Subscription Agreements.

(b)            Each of the Agents hereby covenants and agrees to conduct all activities in connection with the Offering in compliance with applicable Canadian Securities Laws and all other laws applicable to the Agents and obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable Securities Regulators) in a form acceptable to the Company and the Agents.

3.            (a)            Material Changes During Distribution.  During the period from the date hereof to the Closing Date, the Company shall promptly notify the Agents (and, if requested by the Agents, confirm such notification in writing) of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company.

During the period from the date hereof to the Closing Date, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws as a result of such change.  During such period the Company shall in good faith discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agents pursuant to this Section 3.

(b)            Press Releases.  The Company agrees that it shall obtain prior approval of the Agents as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld.  In addition, if required by the relevant Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United Statesshall include an appropriate notation on each page as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States.”

4.            (a)            Representations and Warranties of the Company.  The Company represents and warrants to the Agents, and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties, in connection with the sale of the Offered Securities, that:

4.1.1                       General Matters

(a)
the Company (i) was incorporated under the Business Corporations Act (British Columbia) and is and will at the Closing Time be up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Offered Securities and to enter into and carry out its obligations under this Agreement and the Subscription Agreements;

(b)
the Company has no subsidiaries other than as listed below and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares:

Name	Jurisdiction of Incorporation or Continuance	Beneficial Equity/Voting Ownership
Rubicon Minerals Nevada Inc.	British Columbia	100%
Rubicon Nevada Corp.	Nevada	100%
691403 B.C. Ltd.	British Columbia	100%
1304850 Ontario Inc.	Ontario	100%
Rubicon Alaska Corp.	Alaska	100%
Rubicon Alaska Holdings Inc.	Ontario	100%
7070918 Canada Ltd.	Canada	100%

(c)
the Subsidiaries (i) have been incorporated in their respective jurisdiction of incorporation and are and will at the Closing Time be up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, as the case may be, and (ii) have all requisite corporate power and authority to carry on their respective businesses as now conducted and to own, lease and operate their properties and assets;

(d)	no proceedings have been taken, instituted or, to the knowledge of the Company or the Subsidiaries, are pending for the dissolution or liquidation of the Company or the Subsidiaries;

(e)
the Company and the Subsidiaries are, in all material respects, conducting their respective businesses in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which their respective business is carried on and is licensed, registered or qualified in all jurisdictions in which they own, lease or operate their properties or carry on business to enable their businesses to be carried on as now conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and they have not received a notice of non-compliance, nor do they know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have an adverse material effect on the Company or the Subsidiaries and will at the Closing Time be valid, subsisting and in good standing;

(f)
all necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to validly issue the Flow-Through Shares and Offered Shares on Closing as fully paid and non-assessable Common Shares;

(g)
each of the execution and delivery of this Agreement and the Subscription Agreements and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject of the provisions of the Limitation Act (British Columbia);

(h)
at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement and the Subscription Agreements, the issuance and sale of the Flow-Through Shares and Offered Shares and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws;

(i)
neither the Company nor the Subsidiaries are in default or breach of, and each of the execution and delivery of this Agreement and the Subscription Agreements and the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Flow-Through Shares and the Offered Shares, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company or the Subsidiaries, including Securities Laws; (B) the constating documents, articles or resolutions of the Company and the Subsidiaries which are in effect at the date of hereof; (C) any Debt Instrument, Material Agreement, mortgage or indenture to which the Company or the Subsidiaries are a party or by which they are bound; or (D) any judgment, decree or order binding the Company or the Subsidiaries or the property or assets of the Company or the Subsidiaries;

(j)
the Flow-Through Shares and Offered Shares to be issued and sold as hereinbefore described have been, or prior to the Closing Time will be, authorized and reserved for issuance and when certificates representing the Flow-Through Shares and Offered Shares have been countersigned by the Transfer Agent, issued, delivered and paid for, the Flow-Through Shares and Offered Shares will be validly issued and fully paid and non-assessable;

(k)
the authorized capital of the Company consists of an unlimited number of Common Shares, of which, as of the close of business on November 17, 2008, 147,985,201 Common Shares were outstanding as fully paid and non-assessable shares of the Company;

(l)
neither the Company nor the Subsidiaries are aware of any legislation, or proposed legislation published by a legislative body, which they anticipate will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis;

(m)
the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the AMEX and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or the trading of any of the Company's issued securities has been issued and no proceedings for such purpose have been threatened or, to the best knowledge of the Company, are pending;

(n)
the Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the AMEX and the Company is currently in material compliance with the rules and regulations of the TSX and the AMEX;

(o)
except as referred to in Schedule “A” hereto, no person now has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(p)	except as disclosed in the Public Disclosure Documents:

(i)
there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or the Subsidiaries on a consolidated basis;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries on a consolidated basis; and

(iii)	the Company and the Subsidiaries have carried on their business in the ordinary course;

(q)
the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007 and the unaudited consolidated financial statements for the nine months ended September 30, 2008 (collectively, the “Financial Statements”), present fairly, in all material respects, the financial condition of the Company and the Subsidiaries, on a consolidated basis, for the periods then ended and have been prepared in accordance with Canadian generally accepted accounting principles;

(r)
there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) threatened against or affecting the Company or the Subsidiaries or property or assets of the Company or the Subsidiaries or to the best knowledge of the Company pending against the Company or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(s)	there are no judgments against the Company or the Subsidiaries, which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Subsidiaries are subject;

(t)
the Company is, and will at the Closing Time be, a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Regulators in the Provinces of British Columbia, Alberta, Ontario, and Quebec and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators;

(u)
all filings and fees required to be made and paid by the Company pursuant to Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Public Disclosure Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change report with any Securities Regulators;

(v)	the auditors of the Company are independent public accountants as required by the Securities Laws;

(w)	there has never been a “reportable event” (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(x)
there is not, in the constating documents, by-laws or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or the Subsidiaries are a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(y)
the Company is not party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of their assets or operations or which materially or adversely affects the business practices, operations or condition of the Company or the Subsidiaries;

(z)
other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten);

(aa)
neither the Company nor the Subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries, other than the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon dated as of May 18, 2007 (the “McEwen Definitive Agreement”) among the Company, McEwen Capital Corporation, Evanachan Limited, Evanachan (Alaska) Ltd., Lexam Explorations Inc., Lexam Explorations (U.S.A.) Inc. and Robert McEwen;

(bb)
all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company and of the Subsidiaries on a consolidated basis or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis.  All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company and of the Subsidiaries on a consolidated basis or result in an adverse material change to the Company and the Subsidiaries.  To the best of the knowledge of the Company, no examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or of the Subsidiaries or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis;

(cc)
neither the Company nor the Subsidiaries, nor to the best of the Company's knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or the Subsidiaries or such other person under any Debt Instrument, Material Agreement or other instrument, document or arrangement (including all option agreements) to which the Company or the Subsidiaries are a party or otherwise bound and all such contracts, agreements or arrangements (including all option agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company, the Subsidiaries or any other party with respect to any such agreement, instrument, document or arrangement;

(dd)
the Company has made all payments required to be made under the Option Agreements and has otherwise satisfied all of the terms of the Option Agreements and has earned a 100% right, title and interest in and to the Phoenix Gold Property according and subject to the terms of the Option Agreements;

(ee)
all mineral property option agreements to which the Company is a party or otherwise bound, are in good standing and there are no liens or encumbrances registered or outstanding against the interests therein or the property related thereto, all payment obligations thereunder have been met, and to the best of the knowledge of the Company after due inquiry, the title to the property to which the option agreements relate are valid, subsisting and enforceable titles held by the titleholder who are party to the respective option agreements;

(ff)	the attributes of the Flow-Through Shares and Offered Shares will conform in all material respects with the description thereof in the Subscription Agreements;

(gg)
the Company will use its best efforts to obtain the necessary regulatory consents from the TSX and the AMEX for the sale of the Flow-Through Shares and Offered Shares and the listing of the Flow-Through Shares and Offered Shares hereunder on such conditions as are acceptable to the Agents and the Company, acting reasonably;

(hh)	the Transfer Agent at its principal transfer office in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(ii)
except as disclosed in the Public Disclosure Documents, none of the directors, officers or employees of the Company, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company or the Subsidiaries on a consolidated basis;

(jj)
other than the Agents pursuant to this Agreement, there is no person acting at the request of the Company or to the knowledge of the Company, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(kk)
neither the Company nor the Subsidiaries are a party to any debt instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Company or the Subsidiaries;

(ll)
the assets of the Company and the Subsidiaries and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Subsidiaries have breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder;

(mm)
the Company has disclosed all material information relating to the Phoenix Gold  Property in the Public Disclosure Documents in compliance with Securities Laws and such disclosure is true and complete and accurate in all material respects;

(nn)
with respect to each of the Leased Premises, the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing and in full force and effect.  The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(oo)
the Company owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights described in the Public Disclosure Documents as being owned by it or necessary for the conduct of its business, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company or the Subsidiaries with respect to the foregoing. To the best of the Company’s knowledge, the business of the Company and the Subsidiaries as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with, in any material respect, patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person.  No claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person; and

(pp)
all information which has been prepared by the Company relating to the Company or the Subsidiaries and their respective businesses, property and liabilities and either publicly disclosed or provided to the Agents, including all financial, marketing, sales and operational information provided to the Agents and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

4.1.2                       Due Diligence Matters

(a)	prior to the Closing Time, the Company will allow the Agents to conduct all due diligence which the Agents may reasonably require;

(b)
the Company will promptly notify the Agents in writing if, prior to the Closing Time, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Agents) or any event or development involving a prospective material change or a change in a material fact or any other material change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company or the Subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries or any other change which is of such a nature;

(c)
the Company will in good faith discuss with the Agents as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding paragraph; and

(d)
the minute books and records of the Company and BC NumberCo which the Company has made available to the Agents and its counsel Cassels Brock & Blackwell LLP in connection with their due diligence investigation of the Company and BC NumberCo for the period from inception to the date of examination thereof are all of the minute books and substantially all of the records of the Company and BC NumberCo for such period and contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) (or drafts pending the approval thereof) and are complete in all material respects. There have been no other material meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company or BC NumberCo during such period not reflected in such minute books and other records.

4.1.3                       Mining and Environmental Matters

(a)
the Company and the Subsidiaries are in material compliance with all Environmental Permits (as hereinafter defined), all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(b)
the Company and the Subsidiaries have obtained or are in the process of obtaining all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by the Company and the Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Subsidiaries are in material default or breach of any Environmental Permit and no proceeding is pending, or to the best of the knowledge of the Company, threatened to revoke or limit any Environmental Permit;

(c)
neither the Company nor the Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(d)
neither the Company nor the Subsidiaries nor to the knowledge of the Company, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Subsidiaries nor to the knowledge of the Company, if applicable, any predecessor companies have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same;

(e)
there have been no past unresolved, threatened and to the best of the Company’s knowledge, there are no pending claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any law, statute, order, regulation, ordinance or decree; and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have any adverse effect with respect to the Company or the Subsidiaries;

(f)
except as ordinarily or customarily required by applicable permit, the Company has not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. The Company has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(g)
the Company is the absolute legal and beneficial owner of, and has good and marketable title to, or leasehold interest in, all of the material property or assets thereof as described in the Public Disclosure Documents, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except as described in the title opinion delivered pursuant to subsection 6(g) hereof), and no other property rights (including access rights) are necessary for the conduct of the business of the Company as currently conducted or contemplated to be conducted; the Company knows of no claim or basis for any claim that might or could adversely affect the right of the Company to use, transfer or otherwise exploit such property rights; and, except as disclosed in the Public Disclosure Documents, the Company has no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(h)
the Company holds either freehold title, mining leases, mining claims, option agreements, exploration and exploitation permits or licences or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located in properties in which the Company has an interest as described in the Public Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to access the property and explore the minerals relating thereto; all such property, leases or claims and all property, leases or claims in which the Company has any interests or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; the Company has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Company has an interest as described in the Public Disclosure Documents granting the Company the right and ability to access the property and explore for minerals for development purposes as are appropriate in view of their respective rights and interests therein, with only such exceptions as do not materially interfere with the access and use by the Company of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company (except as described in the title opinion delivered pursuant to subsection 6(g) hereof);

(i)
any and all of the agreements and other documents and instruments pursuant to which the Company holds its property and assets (including any option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. None of the properties (or any option agreement or any interest in, or right to earn an interest in, any property) of the Company are subject to any right of first refusal or purchase or acquisition rights;

(j)
there are no claims with respect to native rights currently threatened or, to the best knowledge of the Company, pending with respect to the Company or the Subsidiaries or any of the property interests of the Company or the Subsidiaries which could have a negative adverse effect on the operations of the Company or its property interests;

(k)
all mining and exploration activities on the properties of the Company have been conducted in all respects in accordance with good mining and engineering practices and all applicable material workers' compensation and health and safety and workplace laws, regulations and policies have been complied with;

(l)
there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course; and

(m)	the Company is in compliance with the provisions of National Instrument 43-101–Standards of Disclosure for Mineral Projects, and has filed all technical reports required thereby.

4.1.4                       Employment Matters

(a)
each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws;

(b)
all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company; and

(c)
the Company and the Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. There is not currently any labour disruption which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company and the Subsidiaries.

4.1.5                       Tax Matters

(a)
upon issue, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and are not and will not be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act;

(b)	the Company is a Principal Business Corporation;

(c)
the Company has no reason to believe that it will be unable to incur, on or after the ClosingDate and on or before December 31, 2009 or that it will be unable to renounce to the applicable Purchasers effective on or before December 31, 2008, Resource Expenses in an aggregate amount equal to the Commitment Amount and the Company has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;

(d)	the Resource Expenses to be renounced by the Company to the applicable Purchasers:

(A)	will constitute CEE on the effective date of the renunciation and will qualify as Flow-Through Mining Expenditures;

(B)
will not include expenses that are "Canadian exploration and development overhead expenses" (as defined in the regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Company, assistance as described in paragraph 66(12.6)(a) of the Tax Act, amounts which constitute specified expenses for seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

(C)	will not include any amount that has previously been renounced by the Company to the Purchasers or to any other person; and

(D)	would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Purchasers;

(e)	the Company shall not reduce the amount renounced to the Purchasers pursuant to subsections 66(12.6) and 66(12.66) of the Tax Act; and

(f)
the Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Resource Expenses to the applicable Purchasers in an amount equal to the Commitment Amount.

(b)            Representations, Warranties and Covenants of the Agents.  Each of the Agents hereby represents, warrants and covenants severally (and not jointly and severally) to the Company and acknowledges that the Company is relying upon such representations, warranties and covenants, that:

(i)	in respect of the offer and sale of the Offered Securities, the Agents will comply with all applicable Canadian Securities Laws;

(ii)
the Agents and their Affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Securities in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Securities whose attendees have been invited by any general solicitation or general advertising;

(iii)
the Agents have not and will not solicit offers to purchase or sell the Offered Securities so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction;

(iv)
the Agents will use their reasonable best efforts to obtain from each Purchaser an executed Subscription Agreement and will use their reasonable best efforts to obtain information from each Purchaser required for the Company to complete, all other applicable forms, reports, undertakings and documentation required under applicable Canadian Securities Laws or required by the Company, acting reasonably; and

(v)
the Agents are duly registered pursuant to the provisions of the applicable Canadian Securities Laws, and are members in good standing of the Investment Industry Regulatory Organization of Canada and the Toronto Stock Exchange, and are duly registered or licensed as investment dealers in those jurisdictions in which they are required to be so registered in order toperform the services contemplated by this Agreement, or if or where not so registered or licensed, the Agents will act only through members of a selling group who are so registered or licensed.

5.            Closing Deliveries.  The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of Davis LLP, Vancouver, British Columbia and Cassels Brock & Blackwell LLP, Toronto, Ontario or at such other place as the Agents and the Company may agree upon in writing.  At the Closing Time, the Company shall duly and validly deliver to the Agents at the offices of Cassels Brock & Blackwell LLP, certificates in definitive form representing the Flow-Through Shares and the Offered Shares issued to the Purchasers under the Offering registered in the names of the Purchasers as indicated on their respective Subscription Agreements and as directed by the Agents, against payment to the Company of the aggregate Subscription Price therefor, in lawful money of Canada by certified cheque or bank draft payable at par in the City of Toronto, or by electronic money transfer.  The Agents and the Company may discharge their payment obligations under this section by delivery of certified cheques or bank drafts from the Agents to the Company, or by electronic money transfer equal to the aggregate Subscription Price for the Offered Securities issued under the Offering, less (i) the Commission (as defined below in section 12); and (ii) the reasonable out-of-pocket costs and expenses of the Agents, including fees and disbursements of counsel to the Agents as set out in section 8 herein, which amount for clarity will be deducted from the proceeds of the sale of the Offered Shares.

6.            Closing Conditions.  The obligations of the Agents hereunder shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)
the Agents shall have received a certificate, dated as of the Closing Date, signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Agents may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)
no order, ruling or determination having the effect of suspending the saleor ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii)
the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(b)
the Agents shall have received at the Closing Time on the Closing Date certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Agents and their counsel, with respect to the Notice of Articles and Articles of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Agents may reasonably request;

(c)
the Agents shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities, the TSX and the AMEX required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(d)	the issuance and listing of the Flow-Through Shares and Offered Shares shall have been conditionally accepted by the TSX and the AMEX;

(e)
the Agents shall have received favourable legal opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’counsel acting reasonably, dated the Closing Date, from Davis LLP, counsel for the Company and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)
as to the incorporation and subsistence of the Company and BC NumberCo under the laws of the Province of British Columbia and as to the corporate power of the Company to carry out its obligations under this Agreement and the Subscription Agreements and to issue the Flow-Through Shares and the Offered Shares;

(ii)	as to the authorized and outstanding capital of the Company and BC NumberCo;

(iii)
the Company and BC NumberCo have all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on their respective businesses as presently carried on and to own their respective properties and assets;

(iv)
neither the execution and delivery of this Agreement and the Subscription Agreements nor the performance by the Company of its obligations hereunder and thereunder, nor the sale or issuance ofFlow-Through Shares and the Offered Shares will conflict with any applicable law or result in any breach of the constating documents or by-laws of the Company;

(v)
each of this Agreement and the Subscription Agreements have been duly authorized and executed and delivered by the Company, and each constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vi)	the Flow-Through Shares and Offered Shares have been validly issued as fully paid and non-assessable securities in the capital of the Company;

(ix)
the issuance and sale by the Company of the Flow-Through Shares and Offered Shares to the Purchasers in accordance with the terms of this Agreement are exempt from the prospectus requirements of applicable Securities Laws in the Selling Jurisdictions and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and sale;

(xi)
no other documents will be required to be filed, proceedings, taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws in connection with the first trade of the Flow-Through Shares or the Offered Shares by the Purchasers provided that a period of four (4) months and one (1) day has lapsed from the date of distribution of the Offered Securities and provided that the other requirements of Section 2.5(2) of NI 45-102 are complied with;

(xii)
the Flow-Through Shares are “flow-through shares”as defined in subsection  66(15) of the Tax Act and are not and will not be “prescribed shares”within the meaning of section 6202.1 of the regulations to the Tax Act; and

(xiii)	such other matters as the Agents or their counsel may reasonably request;

(f)	the Agents shall have received certificates of status or similar certificate with respect to the jurisdiction in which each of the Company and BC NumberCo are incorporated;

(g)
the Agents shall have received a favourable title opinion addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’counsel, acting reasonably, dated as of the Closing Date as to the title and ownershipinterest in the Phoenix Gold Property;

(h)	the Subscription Agreements shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Agents and its counsel, acting reasonably;

(i)
the Company shall cause the Transfer Agent to deliver a certificate: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to theClosing Date; and

(j)	the Agents shall, in their sole discretion, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company.

7.	Rights of Termination

(a)            Due Diligence Out.  In the event that the due diligence investigations performed by the Agents and/or their respective representatives reveal any material information or fact not generally known to the public which might, in the Agents’sole opinion, acting reasonably, adversely affect the market price of the Common Shares, quality of the investment or marketability of the Offering, each Agent shall be entitled, at its sole option and in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Securities) by notice to that effect given to the Company any time prior to the Closing Time on the Closing Date.

(b)            Litigation.  If any inquiry, action, suit,investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct and including any inquiry or investigation by any securities commission, the TSX or the AMEX) is commenced, announced or threatenedin relation to the Company or any of the officers or directors of the Company or any of its principal securityholders, which, in the sole opinion of the Agents, acting reasonably, materially adversely affects or may materially adversely affect the Companyand/or its business, operations or affairs, each Agent shall be entitled, at its sole option and in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by notice to that effect given to the Company any time prior to the Closing Time on the Closing Date.

(c)            Disaster Out.  In the event that prior to the Closing Time, there should develop, occur or come into effect anyevent of any nature, including without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Agents, acting reasonably, materially adversely affects, or may materially adversely affect, the financial markets generally or the business, operations, affairs or profitability of the Company, or the market price or value of the Common Shares, each Agent shall be entitled at its sole option, in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(d)            Change in Material Fact. In the event that prior to the Closing Time, the Agents or the Agents’representatives, through their due diligence investigations, or otherwise discover or there should occur a material change or a change in any material fact or new material fact shall arise, which, in the sole opinion of the Agents, acting reasonably, has or could be expected to have a material adverse change or material adverse effect on the business, affairs or profitability of the Company or on the market price or value of the Common Shares, each Agent shall be entitled, at its sole option, in accordance with subsection 7(h), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(e)            Profitably Marketed.  In the event that prior to the Closing Time, the state of the Canadian financial markets is such that, in the sole opinion of the Agents, acting reasonably, the Offered Securities cannot be profitably marketed, each Agent shall be entitled at its sole option, in accordance with subsection 7(h) ofthis Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(f)            Non-Compliance With Conditions.  The Company agrees that all terms, conditions and covenants in this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Company that it will use its best efforts (or all reasonable efforts, as applicable) to cause such conditions to be complied with, and any breach or failure by the Company to comply with any of such conditions or in the event that any representation or warranty given by the Company becomes false in any material respect and is not rectified as at the Closing Time, shall entitle the Agents, at its sole option in accordance with subsection 7(h), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by notice to that effect given to the Company at or prior to the Closing Time.  The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their respective rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agents only if the same is inwriting and signed by them.

(g)            Cease Trade Order.  In the event that any order to cease trading in securities of the Company is made or threatened by a Securities Regulator, which, in the sole opinion of the Agents, acting reasonably, operates or could operate to prevent or restrict trading in or distribution of the Offered Securities in any of the Selling Jurisdictions and such order has not been rescinded, revoked or withdrawn, each Agent shall be entitled, at its option, in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by written notice to that effect given to the Company prior to the Closing Time.

(h)            Exercise of Termination Rights.  The rights of termination contained in subsections 7(a), (b), (c), (d), (e), (f) and (g) above may be exercised by the Agents and are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Agents, there shall be no further liability on the part of the Agents to the Company or on the part of the Company to the Agents except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination.

8.            Expenses.  Whether or not the sale of the Offered Securities shall be completed, the Company will pay all reasonable expenses and fees (including all applicable taxes) in connection with the Offering, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Offered Securities; the fees and expenses of counsel; and all costs incurred in connection with the preparation of documents relating to the Offering. All reasonable fees and expenses (including all applicable taxes) incurred by the Agents or on its behalf, including counsel to the Agents (to a maximum of $40,000 plus GST and disbursements) shall be payable by the Company promptly upon receiving an invoice therefor or at such other time and in such other manner as may be mutually agreed.

9.            Survival of Representations and Warranties.  All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Agents or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Agents and the Purchasers, as applicable, for a period of two years following the Closing. The representations, warranties, covenants and agreements of the Agents herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing.

10.            Indemnity.

(a)            The Company hereby agrees to indemnifyand hold the Agents and/or its Affiliates and each of the directors, officers, employees, partners, shareholders and representatives of the Agents and/or Affiliates (hereinafter collectively referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents and/or Affiliates and/or the Personnel to which the Agents and/or Affiliates and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Agents and/or Affiliates and the Personnel hereunder or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Agents and/or Affiliates or the Personnel have been grossly negligent or dishonest or have committed any fraudulent act in the course of such performance; and

(ii)	theexpenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty, or fraud referred to in (i).

If for any reason the foregoing indemnification is unavailable to the Agents and/or Affiliates and/or the Personnel or insufficient to hold them harmless, then the Company and the Agents shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above such that the Agents and/or Affiliates shall be responsible for that portion represented by the percentage that the portion of the fees received bear to the gross proceeds realized by the sale of the securities and the Company shall be responsible for the balance, provided that, in no event, shall the Agents and/or Affiliates be responsible for any amount in excess of the amount of the fees actually received by them.  In the event that the Company may be entitled to contribution from the Agents and/or Affiliates under the provisions of any statute or law, the Company shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Agents and/or Affiliates are responsible and the amount of the fees received by the Agents and/or Affiliates.  There shall be excluded from such indemnification any such claims, losses, damages, liabilities, costs or expenses that arise primarily out of or are based primarily upon any action or failure to act by the Agents and/or Affiliates, that is found in a final judicial determination (or a settlement tantamount thereto) to constitute bad faith, wilful misconduct or gross negligence on the part of the Agents.

Notwithstanding the foregoing, a party guilty of fraudulent representation shall not be entitled to contribution from the other party.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party under this provision, notify such party from whom contribution may be sought.  In no case shall such party, from whom contribution may be sought, be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this provision.  The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agents may have by statute or otherwise by law.

The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Agents and/or Affiliates and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Company and/or the Agents and/or Affiliates and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agents and/or Affiliates under this Agreement, the Company shall be entitled but not obligated to participate in or assume the defence thereof; provided however, that the defence shall be through legal counsel acceptable to the Agents, acting reasonably.  In addition, the Agents and/or Affiliates and/or Personnel shall have the right to employ their own counsel in connection therewith and participate in the defence thereof and the fees of such counsel shall be borne by the Agents unless:

(i)	the employment of separate counsel has been specifically authorized in writing by the Company;

(ii)	the Agents and/or the Personnel have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests; or

(iii)	the Company has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim;

provided that the Company shall not be required to assume the fees and expenses of more than one additional counsel.  Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agents and/or Affiliates or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Agents and/or Affiliates (or any one of them) will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those of the Agents and/or Affiliates and the Personnel who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Agents and/or Affiliates and any of the Personnel of the Agents and/or Affiliates.  The foregoing provisions shall survive the completion of professional services rendered under this Agreement.

(b)            Right of Indemnity in Favour of Others.  With respect to any person who may be indemnified by paragraph 10(a) above and is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this section 10 in trust for and on behalf of such person.

(c)            Limits of Indemnity.  For greater certainty and notwithstanding any provision contained in a Subscription Agreement, a Purchaser shall have no right to indemnification or contribution pursuant to this section 10.

11.            Advertisements.  The Company acknowledges that the Agents shall have the right, subject always to clauses 1(a) and (c) and 4(b) of this Agreement, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Securities contemplated herein as the Agents may consider desirable or appropriate and as may be permitted by applicable law.  The Company and the Agents each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable securities legislation in any of the provinces of Canada in which the Offered Securities shall be offered orsold not being available.

12.            Agents’ Commission.  In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall pay the Agents a cash commission equal to 5.5% of the gross proceeds realized by the Company in respect of the sale of the Offered Securities sold pursuant to the Offering (the “Commission”).  The obligation of the Company to pay the Commission shall arise at the Closing Time.

13.            Notices.  Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to it at:

Rubicon Minerals Corporation
800 West Pender Street
Suite 1540
Vancouver, BC  V6C 2V6

Attention:                                            David Adamson
Fax Number:                                            (604) 623-3355

with a copy to:

Davis LLP
2800 Park Place
666 Burrard Street
Vancouver, BC  V6C 2Z7

Attention:                                             Don Collie
FaxNumber:                                            (604) 605-3797

or if to the Agents:

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario  M5H 1J8

Attention:                                            Kevin Reid
Fax Number:                                            (416) 367-8164

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3C2

Attention:                                            Chad Accursi
Fax Number:                                            (416) 642-7131

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

14.            Time of the Essence.  Time shall, in all respects, be of the essence hereof.

15.            Canadian Dollars.  All references herein to dollar amounts are to lawful money of Canada.

16.            Headings.  The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

17.            Singular and Plural, etc.  Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

18.            Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the engagement letter between the Company and GMP dated as of October 30, 2008 in respect of the Offering.  This Agreement may be amended or modified in any respect by written instrument only.

19.            Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

20.            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

21.            Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

22.            Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

23.            Effective Date.  This Agreement is intended to and shall take effect as of the datefirst set forth above, notwithstanding its actual date of execution or delivery.

24.            Counterparts and Facsimile.  This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

GMP SECURITIES L.P.

Per: ______________________________
Authorized Signatory

RESEARCH CAPITAL CORPORATION

Per: ______________________________
Authorized Signatory

TD SECURITIES INC.

Per: ______________________________
Authorized Signatory

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this            day of                                  , 2008.

RUBICON MINERALS CORPORATION

Per:
Authorized Signatory